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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: March 29, 2018	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Notice Regarding Application of International Financial Reporting Standards (IFRS)

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NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

March 29, 2018

Notice Regarding Application of International Financial Reporting Standards (IFRS)

NTT DOCOMO, INC. hereby announces its decision to transition from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), which it currently applies, and apply International Financial Reporting Standards (“IFRS”) in connection with the preparation and disclosure of its consolidated financial statements beginning with the first quarter of the fiscal year ending March 31, 2019, with the goal of improving the international comparability of its financial information in the capital markets, among other reasons.

With respect to public disclosure, the planned schedule for DOCOMO’s transition to IFRS is as follows:

•	Year ending March 31, 2018: Earnings release, consolidated financial statements and annual securities report – U.S. GAAP (DOCOMO plans to prepare and disclose financial forecasts for the year ending March 31, 2019 in accordance with IFRS)

•	Beginning with the first quarter of the fiscal year ending March 31, 2019: Quarterly earnings release and quarterly securities report – IFRS

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english